SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2010

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Rio de Janeiro, May 31, 2010

To:

The São Paulo Securities, Commodities and Futures Exchange

Rua XV de Novembro, 275 – 10º andar

São Paulo - SP

Att:      Dr. Nelson Barroso Ortega

Company Oversight Department

Re: OFFICIAL LETTER GAE CAEM 1.245-10

Dear Sir,

This letter is a response to today’s Official Letter GAE/CAEM 1245-10, which requested clarifications regarding the report on the Company published in the newspaper Valor Econômico on May 31, 2010.

We hereby inform you that Dad Engenharia e Serviços Ltda. (“Dad Engenharia”) was hired by Companhia Siderúrgica Nacional (“CSN”) to undertake maintenance services at the Presidente Vargas Steelworks in Volta Redonda.

Due to various instances of contractual non-performance, CSN, having duly notified Dad Engenharia, and as it was entitled to do under the terms of the contract entered into by the parties, withheld payment of approximately R$2.5 million.

As a result, Dad Engenharia filed nine notices of protest against CSN in the approximate amount of R$1.3 million, and filed a petition of bankruptcy against the Company, as reported in today’s edition of Valor Econômico.

CSN would like to make it clear that: (i) the bankruptcy petition is entirely unfounded; (ii) the amount in dispute has been fully guaranteed by a judicial deposit; and (iii) the amounts in question are not material, nor do they represent any risk to the Company’s solid financial and credit situation.

We remain at your disposal for any further information you may require.

Sincerely,

Companhia Siderúrgica Nacional

Paulo Penido Pinto Marques

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 01, 2010

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.